SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from January 1, 2006 to June 28, 2006
Commission file number 1-368-2
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UNOCAL SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation 6001 Bollinger Canyon Road San Ramon, CA 94583

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 22, 2006	/s/ Kari H. Endries
Chevron Corporation, Plan Administrator
By: Kari H. Endries, Assistant Secretary Chevron Corporation

EXHIBIT INDEX

Exhibit
No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, dated December 21, 2006.

23.2	Consent of Independent Registered Public Accounting Firm, dated December 22, 2006.

99.1	Financial Statements of the Unocal Savings Plan as of June 28, 2006 and for the period from January 1, 2006 through June 28, 2006, prepared in accordance with the financial reporting requirements of ERISA.